 BINGO.COM, LTD.

                                                                                   Hansa Bank Building, Ground Floor, Landsome Road

AI2640, The Valley, Anguilla, British West Indies

Ph: (264) 461-2646 Fax:(604) 694-0301

1166 Alberni St, Suite 1405, Vancouver, BC V6E-3Z3, Canada

Ph: (604) 694-0300 Fax: (604) 694-0301

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

United States of America

October 31, 2011

Dear Sirs

RE Bingo.com, Ltd. Form 10-K for the year ended December 31, 2010

Filed March 22, 2011, File Number : 333-120120-01

We are currently working on a response to your letter dated October 18, 2011. We would like to apply for a two week extension to the 10 business days as mentioned in your letter. We will have a response to you no later than November 15, 2011.

Thank you for your assistance. If you would like to discuss these matter further please do not hesitate to contact us.

Yours sincerely

/s/ J. M. Williams                                             /s/ H W Bromley

Jason Williams                                                  Henry Bromley

Chief Executive Officer                                     Chief Financial Officer

Cc G. Block

Davidson & Company